Exhibit 99.1

Mountain Province Diamonds Obtains Waiver Under Revolving Credit Facility

TSX and OTCQX: MPVD

TORONTO and NEW YORK, July 13, 2020 /CNW/ - Mountain Province Diamonds Inc. (the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces that, further to previously disclosed challenges in the diamond markets, it has entered into a waiver agreement (the "Waiver") related to the senior secured revolving credit facility agreement dated as of December 11, 2017 (as amended prior to the date hereof, the "Credit Agreement") among the Company, as parent guarantor, 2435572 Ontario Inc., a wholly owned subsidiary of the Company, as borrower (the "Borrower"), 2435386 Ontario Inc., a wholly owned subsidiary of the Company, as guarantor, The Bank of Nova Scotia, as administrative agent and lender, and Nedbank Limited, London Branch, as lender.

The Waiver exempts the Company from compliance with financial covenants including the total leverage ratio, total net worth tests that it would otherwise have had to satisfy as of June 30, 2020. The Waiver also removes the Borrower's covenant to maintain a minimum cash balance. In exchange, the Company has agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million and the imposition of additional covenants. These covenants include weekly reporting, a covenant with respect to the sale of diamonds and limitations on the payment of bonuses and incentive payments, the incurring of indebtedness, the dispositions of assets and the incurring of liens. Moreover, the obligors under the Credit Agreement are required to maintain certain performance metrics with respect to net cash flows and expenditures.  In addition, the Borrower is required to demonstrate progress by August 31, 2020 to be able to enter into a binding financing commitment by September 30, 2020 in order to repay the revolving credit facility. The Waiver contains customary representations and warranties and events of default.

The Company also continues its negotiations with its major shareholder and other financial institutions to secure additional debt facilities in order to repay the current lenders and meet short term obligations and will update the market accordingly.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2020/13/c0579.html

%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 13-JUL-20